**Mercedes-Benz Auto Receivables Trust 2016-1**
**Investor Report**
Collection Period Ended      31-Jan-2018

Amounts in USD

## Dates

| | | | | |
|---|---|---|---|---|
| Collection Period No. | 17 | | | |
| Collection Period (from... to) | 1-Jan-2018 | 31-Jan-2018 | | |
| Determination Date | 13-Feb-2018 | | | |
| Record Date | 14-Feb-2018 | | | |
| Distribution Date | 15-Feb-2018 | | | |
| Interest Period of the Class A-1 Notes (from... to) | 16-Jan-2018 | 15-Feb-2018 | Actual/360 Days | 30 |
| Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to) | 15-Jan-2018 | 15-Feb-2018 | 30/360 Days | 30 |

## Summary

| | Initial Balance | Beginning Balance | Ending Balance | Principal Payment | Principal per $1000 Face Amount | Note Factor |
|---|---|---|---|---|---|---|
| Class A-1 Notes | 350,000,000.00 | 0.00 | 0.00 | 0.00 | 0.000000 | 0.000000 |
| Class A-2A Notes | 500,000,000.00 | 59,016,976.12 | 20,607,178.33 | 38,409,797.79 | 76.819596 | 0.041214 |
| Class A-3 Notes | 532,000,000.00 | 532,000,000.00 | 532,000,000.00 | 0.00 | 0.000000 | 1.000000 |
| Class A-4 Notes | 115,970,000.00 | 115,970,000.00 | 115,970,000.00 | 0.00 | 0.000000 | 1.000000 |
| **Total Note Balance** | **1,497,970,000.00** | **706,986,976.12** | **668,577,178.33** | **38,409,797.79** | | |
| Overcollateralization | 38,416,784.98 | 38,409,669.62 | 38,409,669.62 | | | |
| Adjusted Pool Balance | 1,536,386,784.98 | 745,396,645.74 | 706,986,847.95 | | | |
| Yield Supplement Overcollateralization Amount | 54,889,203.04 | 24,814,143.96 | 23,472,035.50 | | | |
| **Pool Balance** | **1,591,275,988.02** | **770,210,789.70** | **730,458,883.45** | | | |

| | Amount | Percentage |
|---|---|---|
| Initial Overcollateralization Amount | 38,416,784.98 | 2.50% |
| Target Overcollateralization Amount | 38,409,669.62 | 2.50% |
| Current Overcollateralization Amount | 38,409,669.62 | 2.50% |

| | Interest Rate | Interest Payment | Interest per $1000 Face Amount | Interest & Principal Payment | Interest & Principal Payment per $1000 Face Amount |
|---|---|---|---|---|---|
| Class A-1 Notes | 0.750000% | 0.00 | 0.000000 | 0.00 | 0.000000 |
| Class A-2A Notes | 1.110000% | 54,590.70 | 0.109181 | 38,464,388.49 | 76.928777 |
| Class A-3 Notes | 1.260000% | 558,600.00 | 1.050000 | 558,600.00 | 1.050000 |
| Class A-4 Notes | 1.460000% | 141,096.83 | 1.216667 | 141,096.83 | 1.216667 |
| **Total** | | **$754,287.53** | | **$39,164,085.32** | |

Amounts in USD

| Available Funds | | Distributions | |
|---|---|---|---|
| Principal Collections | 38,939,555.25 | (1) Total Servicing Fee | 641,842.32 |
| Interest Collections | 2,112,300.55 |    Nonrecoverable Advances to the Servicer | 0.00 |
| Net Liquidation Proceeds | 286,801.95 | (2) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| Recoveries | 194,268.62 | fees (max. $250,000 p.a.) | |
| Purchase Amounts | 0.00 | (3) Interest Distributable Amount Class A Notes | 754,287.53 |
| Advances made by the Servicer | 0.00 | (4) Priority Principal Distributable Amount | 0.00 |
| Investment Earnings | 21,366.16 | (5) To Reserve Fund to reach the Reserve Fund Required Amount | 0.00 |
| **Available Collections** | **41,554,292.53** | (6) Regular Principal Distributable Amount | 38,409,797.79 |
| Reserve Fund Draw Amount | 0.00 | (7) Additional Servicing Fee and Transition Costs | 0.00 |
| **Available Funds** | **41,554,292.53** | (8) Total Trustee Fees and any Asset Representations Reviewer | 0.00 |
| | | fees [not previously paid under (2)] | |
| | | (9) Excess Collections to Certificateholders | 1,748,364.89 |
| | | **Total Distribution** | **41,554,292.53** |

### Distribution Detail

| | Due | Paid | Shortfall |
|---|---|---|---|
| Total Servicing Fee | 641,842.32 | 641,842.32 | 0.00 |
| Total Trustee Fee | 0.00 | 0.00 | 0.00 |
| | | | |
| Monthly Interest Distributable Amount | 754,287.53 | 754,287.53 | 0.00 |
|    thereof on Class A-1 Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2A Notes | 54,590.70 | 54,590.70 | 0.00 |
|    thereof on Class A-3 Notes | 558,600.00 | 558,600.00 | 0.00 |
|    thereof on Class A-4 Notes | 141,096.83 | 141,096.83 | 0.00 |
| | | | |
| Interest Carryover Shortfall Amount | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-1  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-2A  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-3  Notes | 0.00 | 0.00 | 0.00 |
|    thereof on Class A-4  Notes | 0.00 | 0.00 | 0.00 |
| | | | |
| Interest Distributable Amount Class A Notes | 754,287.53 | 754,287.53 | 0.00 |
| | | | |
| Priority Principal Distributable Amount | 0.00 | 0.00 | 0.00 |
| Regular Principal Distributable Amount | 38,409,797.79 | 38,409,797.79 | 0.00 |
| | | | |
| Aggregate Principal Distributable Amount | 38,409,797.79 | 38,409,797.79 | 0.00 |

Amounts in USD

## Reserve Fund and Investment Earnings

### Reserve Fund

| | |
|---|---:|
| Reserve Fund Required Amount | 3,840,966.96 |
| Reserve Fund Amount - Beginning Balance | 3,840,966.96 |
| plus top up Reserve Fund up to the Required Amount | 0.00 |
| plus Net Investment Earnings for the Collection Period | 2,110.19 |
| minus Net Investment Earnings | 2,110.19 |
| minus Reserve Fund Draw Amount | 0.00 |
| Reserve Fund Amount - Ending Balance | 3,840,966.96 |
| Reserve Fund Deficiency | 0.00 |

### Investment Earnings

| | |
|---|---:|
| Net Investment Earnings on the Reserve Fund | 2,110.19 |
| Net Investment Earnings on the Collection Account | 19,255.97 |
| Investment Earnings for the Collection Period | 21,366.16 |

## Notice to Investors

Amounts in USD

## Pool Statistics

| Pool Data | Amount | Number of Receivables |
|---|---:|---:|
| Cutoff Date Pool Balance | 1,591,275,988.02 | 59,357 |
| | | |
| Pool Balance beginning of Collection Period | 770,210,789.70 | 40,249 |
| | | |
| Principal Collections | 24,333,795.50 | |
| Principal Collections attributable to Full Pay-offs | 14,605,759.75 | |
| Principal Purchase Amounts | 0.00 | |
| Principal Gross Losses | 812,351.00 | |
| Pool Balance end of Collection Period | 730,458,883.45 | 39,123 |
| | | |
| Pool Factor | 45.90% | |

| | As of Cutoff Date | Current |
|---|---:|---:|
| Weighted Average APR | 3.09% | 3.15% |
| Weighted Average Number of Remaining Payments | 50.38 | 36.12 |
| Weighted Average Seasoning (months) | 15.40 | 31.72 |

Amounts in USD

## Delinquency Profile

| Delinquency Profile (1) | Amount | Number of Receivables | Percentage |
|---|---:|---:|---:|
| Current | 725,256,371.38 | 38,938 | 99.29% |
| 31-60 Days Delinquent | 3,941,479.92 | 137 | 0.54% |
| 61-90 Days Delinquent | 943,375.15 | 35 | 0.13% |
| 91-120 Days Delinquent | 317,657.00 | 13 | 0.04% |
| Total | 730,458,883.45 | 39,123 | 100.00% |

| Delinquency Trigger | | 3.550% |
|---|---|---:|
| 60+ Delinquency Loans to EOP Aggregate Securitization Value | | 0.173% |
| Delinquency Trigger occurred | | No |

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

## Loss Statistics

| Losses (1) | Current | | Cumulative | |
|---|---:|---:|---:|---:|
| | Amount | Number of Receivables | Amount | Number of Receivables |
| Principal Gross Losses | 812,351.00 | 33 | 13,568,730.36 | 529 |
| Principal Net Liquidation Proceeds | 285,709.39 | | 3,803,167.73 | |
| Principal Recoveries | 191,578.16 | | 4,663,041.50 | |
| Principal Net Loss / (Gain) | 335,063.45 | | 5,102,521.13 | |

**Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):**

| | |
|---|---:|
| Current Collection Period | 0.536% |
| Prior Collection Period | 0.537 % |
| Second Prior Collection Period | 0.525 % |
| Third Prior Collection Period | 0.356 % |
| Four Month Average | 0.488% |

| **Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance** | 0.321% |
|---|---:|
| **Average Net Loss / (Gain)** | 9,645.60 |

(1) Losses includes accounts that have been charged off with a balance remaining of less than $50.  These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.